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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 Notification of Election Pursuant to Rule 18f-1
                    under the Investment Company Act of 1940



                                 HIGHMARK FUNDS


                            NOTIFICATION OF ELECTION

                  The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit the HighMark Value Momentum Fund, the HighMark Income Equity Fund, and the HighMark Growth Fund to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable as to all such Funds of the Registrant (but is inapplicable to any other Fund of the Registrant) while such Rule is in effect unless the Commission by order upon application permits a withdrawal of this Notification of Election.


                                   SIGNATURES


                  Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Oaks in the Commonwealth of Pennsylvania on the 26th day of August, 1997.


                                      Signature:



                                      By: /s/ David G. Lee
                                          -----------------------
                                          David G. Lee, President

Attest: Kevin P. Robins
        -------------------------------
        Kevin P. Robins, Vice President
        & Secretary